WE'RE SO DEAD MOVIE LLC

FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2022

(Unaudited)


We're So Dead, LLC

Balance Sheets


As of December 31, 2022


ASSETS


Current Assets

Cash and Cash Equivalents	$0.00
Prepaid expenses	$0.00
Accounts Receivable	$0.00
Total Current Assets	**$0.00**
Total Assets	**$0.00**


LIABILITIES AND SHAREHOLDER EQUITY


Current Liabilities	**December 31, 2022**
Accounts Payable	$0.00
Total Liabilities	$0.00

Equity

Net Income	$0.00
Total Equity	$0.00
Total Liabilities + Equity	**$0.00**

We're So Dead, LLC
Statement of Operations

Operating Income			2022	
Operating Revenue		$	0.00	
Partnership Revenue			0.00	

Gross Profit		**0.00**	

Operating Expenses

Auto Mileage		0.00	
Bank Charges		0.00	
Data Processing-Support			0.00
Depreciation		0.00	
Dues & Subscriptions		-408.00	
Marketing Expenses		-1670.00	
Office Supplies		0.00	
Office Expenses/Tax		0.00	
Payroll Taxes		0.00	
Postage & Delivery		0.00	
Professional Fees Legal		-5000.00	
Professional Fees Accounting		0.00	
Insurance		0.00	
Rent		0.00	
Salary-Administration		0.00	
Telephone/Network		0.00	
Utilities/Repairs			0.00
Website		-824.00	
Amortizations		0.00	

NET INCOME	**-$7902.00**

We're So Dead, LLC
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Add'l Paid in Capital	Retained Earnings (Accumulated Debt)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, SEPT 1, 2022	--	$ --	--	$ --	$ --	$ --	$ --
Contributions	--	$ --	--	$ --	$ --	$ --	$ --
Other Comprehensive Gain/(Loss)	--	$ --	--	$ --	$ --	$ --	$ --
Net Income	--	$ --	--	$ --	$ --	$ --	$ --
ENDING BALANCE, DEC 31, 2022	--	$ --	--	$ --	$ --	$ --	$ --


We're So Dead, LLC

Statement of Cash Flows


	<u>2022</u>
Cash Flows from Operating Activities	
Net Income/(Loss) for the Period	($7902.00)
Change in Prepaid Expenses	--
Change in Payables	--
	_____
Net Cash Flows from Operating Activities	**($7902.00)**
Cash Flows from Financing Activities	
Business and Personal Grants	$0.00
	_____
Net Cash Flows from Financing Activities	**$0.00**
Cash at Beginning of Period	**$0.00**
Net Increase (Decrease) in Cash	**($7902.00)**
Cash at End of Period	**($7902.00)**
	_____

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements..

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
We're So Dead Movie LLC ("the Company") was formed in Georgia on September 1, 2022. The Company plans to produce a comedy-horror feature film intended for eventual self-distribution.

The Company intends to issue an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, the Company will retain remaining proceeds.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America..

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the periods under review.